

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 15, 2015

VIA E-MAIL
Mr. Allen E. Lyda
Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

  Re: **Tejon Ranch Co.**
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed on March 16, 2015
     File No. 001-07183

Dear Mr. Lyda:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Wilson K. Lee

          Mr. Wilson K. Lee
          Senior Staff Accountant
          Office of Real Estate and
          Commodities